Exhibit 15.1

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

October 20, 2020

Ladies and Gentlemen:

We have read the Form 6-K dated October 20, 2020, of Brooge Energy Limited and are in agreement with the statements contained in paragraphs 2, 3 and 4, therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in paragraph 4 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2017, 2018 and 2019 financial statements.

/s/ Ernst & Young

Abu Dhabi, United Arab Emirates